CARDTRONICS, INC.
3110 Hayes Road, Suite 300
Houston Texas 77082
May 30, 2008
VIA EDGAR and FedEx
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Division of Corporation Finance

Re:	CARDTRONICS, INC. (THE “COMPANY”) REGISTRATION STATEMENT ON FORM S-4 (FILE NO. 333-149236)
Dear Sir or Madam:
     The above-captioned Registration Statement registers an exchange offer (the “Exchange Offer”) pursuant to which $100,000,000 principal amount of the Company’s 9.250% Senior Subordinated Notes due 2013—Series B (the “Exchange Notes”), will be offered in exchange for $100,000,000 principal amount of the Company’s outstanding Company’s 9.250% Senior Subordinated Notes due 2013—Series B (the “Outstanding Notes”). The Company is registering the Exchange Offer in reliance on an interpretation by the staff of the Securities and Exchange Commission set forth in no-action letters to third parties with respect to the ability of holders of the Exchange Notes received in the Exchange Offer to resell such Exchange Notes without compliance with the registration and prospectus delivery provisions of the Securities Act of 1933, as amended (the “Securities Act”). Such no-action letters include “Exxon Capital Holdings Corporation” (available April 13, 1988), “Morgan Stanley & Co. Incorporated” (available June 5, 1991) and “Shearman & Sterling” (available July 2, 1993). Consistent with the requirements of such letters, the Company hereby supplementally represents to the staff as follows:
1.	The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person has any such arrangement or understanding with respect to the distribution of the Exchange Notes to be received in the Exchange Offer, such person (i) could not rely on the staff position enunciated in the no-action letters referred to above or interpretive letters to a similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. The Company acknowledges that such a secondary resale transaction by a person participating in the Exchange Offer pursuant to any such arrangement or understanding for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K promulgated under the Securities Act.
2.	The Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that (i) any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes and (ii) such prospectus may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions (which plan of distribution need not name the broker-dealer or disclose the amount of Exchange Notes held by the broker-dealer). The Company will include in the letter of transmittal to be executed by an exchange offeree in order to participate in the Exchange Offer a provision to the effect that if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer. The letter of transmittal also will include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
     Should you have any questions or require any further information regarding the foregoing, please do not hesitate to contact David P. Oelman of Vinson & Elkins LLP at (713) 758-3708 or the undersigned at (281) 596-9988.

Respectfully submitted,

CARDTRONICS, INC.

By:	/s/ Michael E. Keller

Michael E. Keller
General Counsel

Cc:	Barbara C. Jacobs, Securities and Exchange Commission LaTonya Reynolds, Securities and Exchange Commission